UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

LANDS' END, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware001-0976936-2512786

(State or Other Jurisdiction of

Incorporation)(Commission File Number)

(IRS Employer Identification No.)

1 Lands’ End Lane

Dodgeville, Wisconsin53595

(Address of Principal Executive Offices)(Zip Code)

Peter L. Gray

Executive Vice President, Chief Administrative Officer and General Counsel 608-935-9341

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

         Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Lands’ End, Inc. (the “Company”) is a multi-channel retailer of clothing, accessories, footwear, and home products.

A copy of the Company’s Conflict Minerals Report for the reporting period January 1, 2020 to December 31, 2020, is filed as Exhibit 1.01 to this Specialized Disclosure Report on Form SD and is publicly available at www.landsend.com/sustainability/. References to www.landsend.com do not constitute the incorporation by reference of the information at www.landsend.com.

Item 1.02	Exhibit

See Item 2.01 of this Form SD.

Section 2 -	Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this Form SD:

Exhibit No.Description

1.01	Conflict Minerals Report for the reporting period January 1, 2020 to December 31, 2020 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LANDS' END, INC.

Date: May 27, 2021	By: /s/ Peter L. Gray
Name: Peter L. Gray
Title: Executive Vice President, Chief
Administrative Officer and General Counsel